MD&A:
Our Business	2
Strategy and Objectives	4
Operating Results	5
Financial Condition	9
Cash Flows	10
Liquidity and Capital Resources	11
Legal Proceedings	12
Financial Risk Management	13
Critical Accounting Estimates	16
Adoption of New Accounting Standards	17
Future Accounting Standards	17
Related Party Transactions	17
Internal Control Over Financial Reporting	18
Risks and Uncertainties	18
Definition and Reconciliation of Non-GAAP Measures	19
Forward-Looking Statements	21
Interim Consolidated Financial Statements	23
Notes to Interim Consolidated Financial Statements	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and six months ended April 5, 2009, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and six months ended April 5, 2009, and the related notes, and with our MD&A for the year ended October 5, 2008 (2008 Annual MD&A) which is part of the fiscal 2008 Annual Report. This MD&A is dated May 13, 2009. All amounts in this report are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” on page 6 of this MD&A. The unaudited interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2008 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 21.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter are traditionally not indicative of the results to be expected for the full year.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe. We sell socks and underwear, in addition to our activewear products, to mass-market and regional retailers in North America. The acquisitions of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby) in July 2006 and V.I. Prewett & Son, Inc. (Prewett) in October 2007, combined with the addition of new branded and private label sock programs, have positioned Gildan as a leading supplier of basic family socks in the U.S. mass-market retail channel.

Our Products

We specialize in marketing and large-scale low-cost manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear products, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate our products with designs and logos. Our products are made of cotton and of blends of cotton and synthetic fibres. We sell our products to wholesale distributors under the Gildan brand. Our products are used in a variety of daily activities by consumers. Uses of our activewear product-line include work and school uniforms, athletic teamwear and other end-uses to convey individual, group and team identity. Consumers also purchase the Company’s activewear products in venues such as sports, entertainment and corporate events, as well as travel and tourism destinations.

In the retail channel, we sell a variety of styles of socks and, to a lesser extent at this stage, men’s and boys’ underwear and undecorated activewear products. We sell these products to mass-market and regional retailers in North America under various retailer private label programs and under the Gildan brand.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Facilities

Manufacturing

To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in 2002. During 2007, we commenced production at an integrated sock manufacturing facility (Rio Nance 3) and at a new integrated textile facility for the production of activewear fabric (Rio Nance 2), in Rio Nance, Honduras.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005.

In addition to our integrated sock manufacturing facility and a leased sock finishing facility, located in our Central America hub, we operate U.S. sock manufacturing facilities in Fort Payne, Alabama, purchased as part of a sock manufacturing acquisition in fiscal 2008. On December 11, 2008, we announced plans to phase out sock finishing operations in the U.S. during fiscal 2009 and consolidate operations in Honduras, in order to remain globally competitive in the current economic environment.

Our sewing facilities are strategically located in close proximity to our textile manufacturing facilities. We own and operate sewing facilities in Honduras and Nicaragua to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we have established a sewing facility in the Dominican Republic which began operating during the second quarter of fiscal 2009.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sales, Marketing and Distribution

Our global sales and marketing office is located in St. Michael, Barbados where we employ more than 170 full-time employees. Our sales and marketing team is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control.

We distribute our products for the screenprint channel in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also ship directly from Haiti and from our facilities in Honduras. To service the mass-market retail channel, we operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama.

Employees and Corporate Offices

As of the end of the second quarter of fiscal 2009 we employed more than 18,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Market Overview

Target Market

Our markets for activewear, socks and underwear are characterized by low fashion risk compared to many other apparel markets, since our products are basic, frequently replenished and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The demand for activewear products in the screenprint channel has been driven by several market trends such as:

  the use of activewear for uniform applications;
  the use of activewear for corporate promotions;
  the use of activewear for event merchandising (such as concerts, festivals, etc.);
  the evolution of the entertainment/sports licensing and merchandising businesses;
  the use of activewear products for travel and tourism;
  the emphasis on physical fitness; and
  the use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

In the U.S. screenprint channel, T-shirt unit shipments have grown at a compounded annual rate of 4.5% between 1999 and 2008, according to S.T.A.R.S. reports produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. Industry volume for T-shirts during this ten-year period declined twice, namely in calendar year 2001 by 3.4% and in 2008 by 4.9% .

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being requirements for success. Our primary competitors in North America both in the screenprint and retail channels are the major U.S.-based manufacturers of basic family apparel for the screenprint and retail channels, such as the Hanes, Fruit of the Loom, Jerzees and Anvil brands. Competition in socks in the U.S. mass-market retail channel is more fragmented, with a higher proportion of private label programs that are frequently outsourced from Asian contractors by retail vendors based in the U.S.

The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the U.S.-based brands mentioned above. We also have European-based competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition.

Impact of Economic Downturn

During the first six months of fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending which negatively impacted demand for our products in the U.S. and other international screenprint markets, and was further compounded by significant inventory destocking at the U.S. distributor level. Unit shipments from U.S. wholesale distributors to U.S. screenprinters for the first six months of fiscal 2009 were down approximately 15% based on S.T.A.R.S. data. Inventory destocking occurred as distributors reduced inventory levels on hand at the end of fiscal 2008, due to the subsequent unexpected industry decline impacted by the market downturn, and as they managed working capital requirements in a tighter financial markets environment. The financial market crisis and the economic slowdown also resulted in the Company’s largest wholesale distributor entering into a process to restructure its debt financing which curtailed its ability to replenish inventory during the second quarter. In addition, an unfavourable supply-demand and competitive environment combined with the deflation in cotton and energy prices resulted in downward pressure on net selling prices. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel, although this was partly mitigated by the basic replenishment nature of our products.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

  Continue to increase market share in the U.S. screenprint channel in all product categories;

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Leverage our successful business model to further penetrate the mass-market retail channel both as a private label supplier and through the development of Gildan as a consumer brand;
  Pursue international growth opportunities;
  Continue to generate manufacturing and distribution cost reductions; and
  Pursue selective complementary acquisitions.

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been a main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. Management believes that these same factors will support Gildan’s strategy to expand its presence in international screenprint markets and further penetrate the retail channel.

Historically, the Company has achieved significant growth in sales and earnings. However, we expect a decline in sales and earnings in fiscal 2009 due to the impact of weak economic conditions on demand for activewear in the U.S. and international screenprint channels. Although we continue to execute on the key initiatives of our growth strategy and have continued to gain market share, we have taken steps to respond to the current global economic conditions and the impact it is having on our operating results. In the current economic environment we have focused on carefully managing our fiscal 2009 capital expenditures by proceeding more slowly with capacity expansion plans. As such, during fiscal 2009, we deferred the construction of the Rio Nance 5 facility until the economic outlook in support of further major capacity expansion becomes clearer. During the second quarter of fiscal 2009 we also began to take production downtime to align inventory levels with demand. We will continue to carefully monitor inventories in relation to market conditions as they evolve, and will schedule further production downtime where required in order to align inventories with sales demand. The Company believes that its strong competitive positioning, combined with its strong balance sheet and free cash flow generation, will allow it to benefit from any industry rationalization or restructuring that may occur in the event of a prolonged industry downturn and crisis in liquidity.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2008 Annual MD&A, as subsequently updated in our first quarter 2009 interim MD&A and in this interim MD&A.

OPERATING RESULTS

Statement of Earnings Classifications

Effective the first quarter of fiscal 2009, we changed certain classifications of our Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative (SG&A) expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, we reclassified certain other items in our Statement of Earnings and Comprehensive Income. Outbound freight, previously classified within SG&A expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts) were previously included in cost of sales. Other financial charges were previously reflected in SG&A expenses. These changes in classification have resulted in a decrease of $15.1 million and $2.0 million in gross profit and SG&A expenses, respectively, compared to the amounts previously reported for the second quarter of fiscal 2008. The decrease of $15.1 million in gross profit is due to reclassifications of $11.6 million of depreciation and amortization expense, $4.8 million of outbound freight and $1.3 million of foreign exchange loss and other financial income. For the six months ended March 30, 2008, these changes in classification have resulted in a decrease of $28.5 million and $2.9 million in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported. The decrease of $28.5 million in gross profit is due to reclassifications of $21.1 million of depreciation and amortization expense, $8.4 million of outbound freight and $1.0 million of foreign exchange loss and other financial income. There has been no impact on net earnings as a result of these changes in classification.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to page 19 for the definition and reconciliation of non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts) (1)		2009				2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	244.8	184.0	324.7	380.8	293.8	250.5	254.9	291.6
Net earnings(2)	7.1	4.3	21.8	54.5	42.1	27.9	41.3	52.4
Net earnings per share(2)
Basic EPS	0.06	0.04	0.18	0.45	0.35	0.23	0.34	0.44
Diluted EPS	0.06	0.04	0.18	0.45	0.35	0.23	0.34	0.43
Total assets(2)	1,117.3	1,043.5	1,101.3	1,104.4	1,057.9	993.3	872.0	822.0
Total long-term financial liabilities	121.5	51.2	53.0	108.4	146.3	130.8	59.7	42.9
Weighted average number of shares outstanding (in ‘000s)
Basic	120,799	120,573	120,531	120,492	120,464	120,428	120,401	120,359
Diluted	121,178	121,408	121,558	121,622	121,649	121,656	121,577	121,599
(1)	Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) from the date of acquisition.
(2)	Net earnings, Net earnings per share and Total assets reflect the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season.

Historically, throughout the year, we have operated our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. During the second quarter of fiscal 2009 we took some production downtime. We will continue to carefully monitor inventories in relation to market conditions as they evolve, and we expect to schedule further production downtime where required in order to align inventories with sales demand.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Sales

Net sales of $244.8 million for the second quarter of fiscal 2009 decreased 16.7% compared to $293.8 million in the second quarter of fiscal 2008 mainly as a result of a 21.9% decline in activewear sales including a 13.9% decrease in unit shipments of activewear, unfavourable activewear product-mix and the negative impact of the strengthening of the U.S. dollar against foreign currencies which impacted our Canadian and international sales. The unit volume decline in activewear was mainly attributable to an 18.0% decline in overall industry unit shipments by U.S. wholesale distributors to U.S. screenprinters for the quarter ended March 31, 2009 and the significant impact of the Company’s decision to limit its credit exposure to its largest distributor, which has been undertaking a process to restructure its debt financing. The unfavourable activewear product-mix was due to a lower proportion of sales of high-valued fleece and long-sleeve T-shirts, and an abnormally high proportion of sales of second-quality product as we significantly reduced inventories of such product which had been primarily manufactured in fiscal 2008. These negative factors more than offset the benefit from Gildan’s increased market share penetration in the U.S. screenprint channel.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the calendar quarter ended March 31, 2009:

	Three months ended		Three months ended
	March 31,		March 31,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(5.5)%	(18.0)%	57.3%	50.1%
T-shirts	(5.5)%	(17.9)%	58.1%	50.7%
Fleece	0.4%	(12.9)%	56.0%	48.8%
Sport shirts	(23.8)%	(28.6)%	37.7%	35.5%

During the second quarter of fiscal 2009 Gildan achieved market share gains in all of its product categories and grew its overall market share in the U.S. screenprint channel to 57.3%, up 7.2 percentage points compared to the same period last year. Gildan’s market share gains partially offset the approximate 18.0% decline in the industry and resulted in a decline of 5.5% for Gildan products sold by U.S. distributors to U.S. screenprinters during the quarter.

Both the Canadian and the international screenprint markets in which we compete reflected similar challenging market conditions as in the U.S screenprint channel. Sales in the Canadian market declined by 45.9% in the quarter and 48.8% in the first six months compared to the same periods last year, due to weak demand, distributor destocking and the decline in the value of the Canadian dollar. Sales in international markets were negatively impacted by the decline in the value of local currencies compared to the U.S. dollar. Higher unit sales in Western Europe, the U.K., the Asia/Pacific region and Mexico were offset by the temporary suspension of distribution in Eastern Europe, which had been a growing market in fiscal 2008.

Sales of socks for the second quarter of fiscal 2009 were essentially unchanged from the second quarter of fiscal 2008 in spite of the elimination of unprofitable sock product-lines during fiscal 2008. Unit sales of Gildan socks from Gildan’s major retail customers to consumers were higher than the previous year, in spite of weak overall retail market conditions. The Company believes that it is well positioned at this time to build on its strong market position in the sock category and pursue its strategy to achieve further penetration with U.S. mass-market retailers.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net sales for the six months ended April 5, 2009 were $428.8 million, down $115.4 million, or 21.2% compared to the same period last year. The decrease in net sales was due to a 20.9% decline in activewear unit volumes, unfavourable activewear product-mix, a $14.0 million decrease in sock sales due to the elimination of unprofitable sock product-lines during fiscal 2008 and the negative impact of the stronger U.S dollar on Canadian and international sales. These negative factors were partially offset by higher net selling prices for activewear. The lower unit sales volumes for activewear were due to the decline in overall industry unit shipments by U.S. wholesale distributors to U.S. screenprinters and the significant impact of inventory reductions by U.S. wholesale distributors, which more than offset Gildan’s market share gains in the U.S. screenprint channel during the six months ended April 5, 2009.

Gross Profit

Gross profit for the second quarter of fiscal 2009 was $38.7 million, or 15.8% of net sales, compared to $84.5 million, or 28.8% of net sales during the second quarter of fiscal 2008. For the first six months of fiscal 2009 gross profit was $77.6 million, or 18.1% of net sales, down from $150.1 million, or 27.6% of net sales in the same period last year. The decline in gross margins in the quarter and the six months ended April 5, 2009 compared to the same periods last year was due to significantly higher costs in previously manufactured inventory for cotton, energy, chemicals and dyestuffs, unfavourable activewear product-mix including the impact of the sale of second-quality product, inefficiencies due to manufacturing downtime, the temporary impact of inefficiencies related to the transition in sock private label brands for Gildan’s largest retail customer, higher depreciation expenses absorbed in cost of sales, and the impact of currency fluctuations, partially offset by slightly higher net selling prices for activewear and the non-recurrence of charges related to completing the integration of the acquisition of a sock manufacturer which were incurred in the second quarter of fiscal 2008.

We continue to plan our business on the basis of assuming that macro-economic conditions will continue to result in very weak activewear sales demand and severe selling price competition in the second half of the fiscal year. However, gross margins are expected to improve in the second half of the fiscal year, compared to the second quarter, due to more favourable manufacturing efficiencies which are reflected in inventory valuations at the end of the second quarter of fiscal 2009, including the benefit of lower energy and transportation costs, the non-recurrence of the abnormally high proportion of sales of second-quality merchandise in the second quarter, a higher proportion of sales of fleece and long-sleeve T-shirts, and the completion of the transition to new sock private label brands. In addition, cotton costs in the second half of the year will decline compared to the second quarter of fiscal 2009, although gross margins in the second half of the current fiscal year will not yet reflect the full benefit of the decline in commodity costs, as we had previously committed ourselves to cotton purchases at higher cotton prices. Lower manufacturing and raw material costs in the second half of fiscal 2009, combined with more favourable product-mix, are expected to positively impact gross margins by over 10%, compared to the second quarter, and more than offset the negative impact of assumed further production downtime and possible further selling price discounting in the second half of the year.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the second quarter of fiscal 2009 were $30.9 million, or 12.6% of sales, compared to $34.6 million, or 11.8% of sales, in the second quarter of last year. For the first six months of fiscal 2009, SG&A expenses were $64.4 million, or 15.0% of sales, compared to $66.3 million or 12.2% of sales in the same period last year. Lower SG&A expenses were due to the reduced distribution costs and the impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by higher professional and legal fees. SG&A expenses for the first six months of fiscal 2009 also reflected a $2.4 million increase in accounts receivable provisions when compared to the same period last year related primarily to provisions taken on certain small wholesale distributor customers.

Restructuring and Other Charges

In fiscal 2006 and 2007, we announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of our corporate office. In addition, in the third and fourth quarters of fiscal 2008, we announced the planned consolidation of our Haiti sewing operations which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., respectively. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first six months of fiscal 2009, restructuring charges totalled $1.1 million consisting primarily of other exit costs of $0.6 million and severance costs of $0.5 million. For the first six months of fiscal 2008 restructuring charges totalled $1.6 million consisting of other exit costs of $1.9 million, partially offset by a gain of $0.3 million recognized in the first quarter of fiscal 2008 on the disposal of assets held for sale.

Assets held for sale of $11.6 million as of April 5, 2009 (October 5, 2008 - $10.5 million; March 30, 2008 -$12.7 million) include property, plant and equipment at these various locations. We expect to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Financial Expense, net

Net financial expense includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial expense amounted to $0.02 million and $0.2 million during the second quarter and first six months of fiscal 2009, respectively compared to net financial expense of $3.6 million and $6.3 million in the same periods last year. The decrease in net financial expense in the second quarter of fiscal 2009 resulted primarily from a decrease in interest expense of $1.6 million, and foreign exchange gains of $0.7 million compared to foreign exchange losses of $1.3 million in the same period last year. For the six months ended April 5, 2009, net financial expense decreased by $6.1 million, due to a $3.5 million decline in interest expense combined with foreign exchange gains of $1.6 million compared to foreign exchange losses of $1.0 million in the same period last year. The decrease in interest expense was due to lower average borrowings during the first six months of fiscal 2009 and the impact of lower average interest rates during the first half of fiscal 2009.

Income Taxes

Income tax expense for the second quarter and the first six months of fiscal 2009 was $0.4 million and $0.8 million, respectively compared to an income tax expense of $3.5 million and $5.6 million in the second quarter and first six months of fiscal 2008. Excluding the impact of restructuring and other charges, the effective income tax rate in the second quarter and the first six months of fiscal 2009 was 5.6% and 5.8%, respectively, compared to an effective income tax rate of 7.6% in the second quarter and 7.3% for the first six months of last year.

Net Earnings

Net earnings were $7.1 million, or $0.06 per share on a diluted basis, for the second quarter ended April 5, 2009, compared with net earnings of $42.1 million, or $0.35 per share on a diluted basis in the second quarter of fiscal 2008. Net earnings for the first six months of fiscal 2009 were $11.4 million, or $0.09 per share on a diluted basis, compared with net earnings of $70.1 million, or $0.58 per share on a diluted basis for the same period last year.

The reduction in net earnings and earnings per share (EPS) on a diluted basis in the second quarter and for the first six months of fiscal 2009 compared to the same periods last year was primarily due to significantly lower activewear unit sales volumes, as a result of weak end-use demand and the timing of wholesale distributor replenishment, and significantly lower gross margins, as a result of the consumption of higher-cost inventories produced in previous quarters and unfavourable product-mix, partially offset by lower SG&A and financial expenses.

FINANCIAL CONDITION

Accounts receivable of $176.6 million as at April 5, 2009 decreased by $45.6 million, compared to accounts receivable of $222.2 million at the end of fiscal 2008, due to the impact of seasonal sales trends, lower sales due to the downturn in the economy, as discussed under the Net Sales analysis on page 7, and a slight decline in days’ sales outstanding (DSO). Typically, our DSO are at their highest level in the fourth quarter of the year as a result of seasonal fleece programs with extended payment terms, and decrease in the first and second quarters of the fiscal year. The decrease in DSO this quarter, however, was partly offset by the impact of certain T-shirt shipments being invoiced with extended payment terms in the second quarter of fiscal 2009. This resulted in DSO at the end of the second quarter being higher than at the end of the second quarter of fiscal 2008. Accounts receivable at the end of the second quarter of fiscal 2009 were down $9.2 million compared to accounts receivable of $185.8 million at the end of the second quarter of fiscal 2008 due to lower sales.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories of $379.9 million were up $63.7 million, or 20.1% from October 5, 2008 and up $79.8 million or 26.6%, compared to the second quarter of fiscal 2008. These increases reflected higher activewear inventories due to lower sales, partially offset by lower activewear unit costs and a reduction in sock inventories. Manufacturing downtime will be scheduled as required in order to continue to control activewear inventories, based on the outlook for end-use demand and the level of replenishment of inventories by our distributors. Activewear inventories at the end of the second quarter of fiscal 2008 were at lower than optimal levels, as the Company was experiencing production issues from its Dominican Republic textile facility, as previously disclosed.

Property, plant and equipment, which are net of accumulated amortization, including asset impairment losses, amounted to $429.8 million at April 5, 2009, a decrease of $6.7 million compared to $436.5 million at October 5, 2008. The decrease reflected depreciation of property, plant and equipment of $30.4 million, offset by net capital additions of $25.4 million, mainly for the biomass combustion energy project in the Dominican Republic and our capacity expansion projects. The remaining decrease is due to a reclassification of property, plant and equipment to assets held for sale. The decline in property, plant and equipment was in line with our objective to prudently manage capital expenditures in the current economic environment.

Intangible assets amounted to $58.4 million as at April 5, 2009 compared to $60.0 million at the end of fiscal 2008. The decrease related to the amortization of intangible assets for the first half of fiscal 2009. Goodwill of $6.7 million at the end of the second quarter of fiscal 2009 related to the acquisition of Prewett in October 2007. During the second quarter of fiscal 2009, although the overall economic environment remained weak, we concluded that there was no impairment in the value of goodwill and intangible assets carried on the interim consolidated balance sheet as at April 5, 2009.

Total assets were $1,117.3 million as at April 5, 2009, compared to $1,101.3 million at the end of the previous year. Working capital was $448.3 million as at April 5, 2009 compared to $355.2 million as at October 5, 2008. The current ratio at the end of the second quarter of fiscal 2009 was 4.2 compared to 2.7 at the end of fiscal 2008.

Accounts payable and accrued liabilities amounted to $123.0 million at April 5, 2009, compared to $155.7 million at the end of fiscal 2008. The decrease of $32.7 million was primarily due to reduced capital spending and the impact of production downtime taken near the end of this fiscal quarter.

Income taxes payable were $14.9 million at April 5, 2009 compared to $46.6 million at October 5, 2008. The decrease in income taxes payable was mainly due to a payment of $23.8 million in the first quarter of fiscal 2009 related to the settlement of the Canada Revenue Agency audit as announced in December 2008 and as described in Note 14 to the 2008 annual audited Consolidated Financial Statements.

CASH FLOWS

Cash flows used in operating activities in the second quarter of fiscal 2009 were $49.4 million compared to cash inflows of $24.3 million for the previous year. The decrease in cash flow was primarily due to lower cash operating earnings and a higher seasonal increase in accounts receivable. For the first six months of fiscal 2009, cash flows used in operating activities were $33.5 million compared to cash inflows from operating activities of $127.7 million in the same period last year primarily due to lower cash operating earnings, higher seasonal increases in inventories, a higher decline in accounts payable and accrued liabilities and income tax payments of $26.2 million primarily in respect of prior fiscal years.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows used in investing activities were $11.5 million in the second quarter of fiscal 2009, compared to $24.6 million in the previous year. The decrease of $13.1 million was mainly due to lower capital expenditures, as the Rio Nance 2 and Rio Nance 3 projects were being ramped up during the second quarter of last year. For the first six months of fiscal 2009, cash flows used in investing activities amounted to $23.6 million compared to $193.8 million for the same period last year. This decrease was mainly attributable to the acquisition of Prewett last year, for a purchase price of $126.8 million and to lower capital expenditures during the first six months of fiscal 2009, mainly as a result of lower spending for capacity expansion projects compared to last year.

Negative free cash flow1 of $59.1 million for the first six months of fiscal 2009 compared to free cash flow of $70.7 million for the same period in fiscal 2008 resulted mainly from lower cash flows from operating activities compared to last year, partially offset by lower capital spending.

Cash flows from financing activities were $70.4 million in the second quarter of fiscal 2009 compared to $15.8 million in the second quarter of last year. The increase related mainly to a net amount of $71.0 million drawn on our revolving long-term credit facility in the second quarter of fiscal 2009 primarily to finance working capital requirements. For the first six months of fiscal 2009 cash flows from financing activities were $68.9 million compared to $86.0 million for the first six months of fiscal 2008. The decrease reflected higher funds drawn under our revolving long-term credit facility in fiscal 2008 to fund the acquisition of Prewett.

We ended the second quarter of fiscal 2009 with net indebtedness2 of $97.5 million (October 5, 2008 - $40.6 million; March 30, 2008 - $117.0 million) and we continue to have significant financing capacity and flexibility under our revolving bank credit facility, which matures in 2013. Cash and cash equivalents at the end of the second quarter of fiscal 2009 totaled $24.0 million compared to $12.4 million at the end of fiscal 2008. Total indebtedness2 as at April 5, 2009 amounted to $121.5 million compared to $146.3 million at the end of the second quarter of fiscal 2008 and $53.0 million at the end of fiscal 2008. We had $116.0 million drawn under our revolving long-term credit facility as at the end of the second quarter of fiscal 2009 compared to $45.0 million drawn as at October 5, 2008. In addition, an amount of $1.0 million has been committed against this facility to cover various letters of credits. In fiscal 2008, we used our revolving long-term credit facility, in addition to our cash flow from operations, to finance the acquisition of Prewett and capital expenditures of our major capacity expansion projects in Honduras. Indebtedness to fund the acquisition of Prewett was fully repaid using operating cash flows during fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, inventories, accounts receivable, and business acquisitions. In fiscal 2009, we are also using funds for the payment of income taxes pursuant to the Company’s settlement of its transfer pricing audit with the Canada Revenue Agency as announced in December 2008.

On October 30, 2007, we increased our committed long-term credit facility to $400 million, on an unsecured basis, which matures in June 2013. We believe that our cash flow from operating activities, together with the unused portion of our credit facilities, will provide us with sufficient liquidity and capital resources in fiscal 2009 to fund our anticipated working capital and capital expenditure requirements, and income tax payments. We expect to continue to reinforce our strong balance-sheet and capital structure by generating positive free cash flow in the current fiscal year. The Company’s objective is to have no debt outstanding under its bank credit facility at the fiscal year-end.

We currently project net capital expenditures for fiscal 2009 of approximately $60 to $65 million compared to our previous estimate of $80 million on February 11, 2009 and down from our original projection of $160 million in August 2008 due to the deferral of capital expenditures for capacity expansion, including a planned major textile facility, Rio Nance 5. The projected capital investments primarily relate to capital spending requirements to complete the construction of the building for the Rio Nance 4 facility in Honduras, a biomass combustion energy project in the Dominican Republic and capital investments related to the expansion of our sales and marketing infrastructure in Barbados following the integration of our retail activities.

________________________________

1

Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See page 20.

2

Net indebtedness is calculated as total indebtedness net of cash and cash equivalents. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion). See page 20.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at April 5, 2009:

		Less than	1 to 3	4 to 5	More than
(in $ millions)	Total	1 year	years	years	5 years
Long-term debt	121.5	1.9	3.6	116.0	-
Operating leases	40.5	4.1	18.1	7.9	10.4
Purchase obligations	218.0	184.4	33.6	-	-
Other obligations	29.0	29.0	-	-	-
Total Contractual Obligations	409.0	219.4	55.3	123.9	10.4

We expect that cash flows from our operating earnings and our unutilized bank facilities will be sufficient to meet our obligations for the foreseeable future.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at April 30, 2009, there were 120,885,925 common shares issued and outstanding along with 1,074,341 stock options and 762,806 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the Treasury RSU grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

LEGAL PROCEEDINGS

Securities Class Actions

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act and an amended complaint along with affidavit evidence for leave to pursue such statutory liability claims and class certification have been filed. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the unaudited interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 11 to the unaudited interim consolidated financial statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments-Disclosures”, and are therefore incorporated into, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts and interest rate swaps, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at April 5, 2009, the Company’s ten largest trade debtors accounted for 67% of trade accounts receivable, of which one wholesale customer accounted for 13% and one retailer accounted for 14%. Of the Company’s top ten trade debtors, eight are wholesale distributors, and all are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months. From time-to-time, the Company may also initiate other special incentive programs with extended payment terms.

The Company’s customers have generally been transacting with the Company or its subsidiaries for over five years, and credit losses have not been material during that period. With the exception of the largest wholesale distributor, which is owned by a large private equity firm and largely financed by publicly-traded bonds, most of our wholesale distributor customers are privately-held owner-managed enterprises. Many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings. The likelihood of such losses occurring has increased given the current economic downturn. During the second quarter of fiscal 2009, our largest wholesale distributor customer, Broder Bros., Co. (Broder), announced that it has been seeking to undertake a restructuring of its debt financing. As at May 13, 2009, we had a net accounts receivable balance from Broder of $12.4 million, all of which was current, compared to a net accounts receivable balance of $11.1 million as at April 5, 2009. It is currently management’s best estimate that these amounts will be collected and accordingly, no allowance for doubtful accounts for this customer has been recorded. However, there is at this time considerable uncertainty regarding the ultimate outcome of Broder’s debt restructuring, which may have a significant impact on our ability to recover amounts owing from this customer. Please refer to Note 14 to the interim consolidated financial statements for further details of this measurement uncertainty.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s international sales office in Barbados. Where available, the Company’s credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company’s exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers. This policy contains the usual clauses and limits regarding the amounts that can be claimed by event and by year of coverage. The Company did not file any claim against this credit insurance policy for the three month period ended April 5, 2009.

The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows as at:

(in $ millions)	April 5, 2009	October 5, 2008

United States	138.7	176.0
Europe	10.0	11.9
Canada	5.0	14.2
Other regions	4.6	4.2
Total trade receivables	158.3	206.3

(in $ millions)	April 5, 2009	October 5, 2008

Distributors and screenprinters	118.8	166.2
Mass-market and regional retailers	39.5	40.1
Total trade receivables	158.3	206.3

The aging of trade receivable balances was as follows as at:
(in $ millions)	April 5, 2009	October 5, 2008

Not past due	140.9	186.0
Past due 0-30 days	13.2	15.7
Past due 31-60 days	2.9	3.2
Past due 61-120 days	2.1	1.9
Past due over 121 days	4.4	2.3
Trade receivables	163.5	209.1
Less allowance for doubtful accounts	(5.2)	(2.8)
Total trade receivables	158.3	206.3

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	Three months ended April 5, 2009	Six months ended April 5, 2009	Twelve months ended October 5, 2008
Balance, beginning of period	4.6	2.8	2.0
Bad debt expense	0.6	2.4	4.5
Write-off of accounts receivable	-	-	(4.0)
Increase due to acquisition of Prewett	-	-	0.3
Balance, end of period	5.2	5.2	2.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 20 to the 2008 annual audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.

The Company has a committed revolving credit facility for a maximum of $400 million which expires in June 2013. The Company’s revolving credit facility is subject to various covenants and conditions. The Company was in compliance with all covenants as at April 5, 2009. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus an applicable margin. As at April 5, 2009, $116.0 million was drawn under this facility, bearing an effective interest rate of 1.29% . As at October 5, 2008, $45.0 million was drawn under this facility, bearing an effective interest rate of 4.75% .

The Company’s derivative financial instruments as at April 5, 2009 consisted of forward foreign exchange contracts and interest rate swap contracts, for which notional amounts, maturities, carrying and fair values and other information are disclosed in Note 11 to the unaudited interim consolidated financial statements.

Please refer to the “Financial Risk Management” section of the Company’s 2008 Annual MD&A for details of the contractual maturities of financial liabilities.

Foreign Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British Pound and the Euro exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

As at April 5, 2009 all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains and losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. Should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.

Please refer to the “Financial Risk Management” section of the Company’s 2008 Annual MD&A for further details of the Company’s significant foreign currency exposures.

Interest Rate Risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in short term interest rates and increases in interest rates on new debt issues may result in a material increase in interest charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During the second quarter of fiscal 2009, the Company entered into interest rate swap contracts to fix the variable portion of $50 million of its borrowings (LIBOR excluding the applicable margin) under the revolving long-term credit facility. As at April 5, 2009, the interest rate swap contracts were reported at fair value. The fair value of these contracts is included in accounts payable and accrued liabilities. Changes in the fair value of these contracts are included in earnings. The Company elected not to apply hedge accounting for these derivative instruments. Please refer to Note 11 to the interim consolidated financial statements for further details of the Company’s outstanding interest rate swap contracts as at April 5, 2009.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to our 2008 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates. In addition, although our critical accounting estimates remain substantially unchanged from those that were disclosed in our 2008 Annual MD&A, there is a likelihood that these estimates may materially change, or new estimates may be required, given the current uncertain economic conditions.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Allowance for Doubtful Accounts;
  Inventory Obsolescence;
  Sales Promotional Programs;
  Recoverability of Long-Lived Assets;
  Income Taxes; and
  Business Acquisitions.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2008 Annual MD&A.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, Section 1400, General Standards of Financial Statement Presentation and Section 3064, Goodwill and Intangible Assets. The Company also adopted EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, during the second quarter of fiscal 2009. For a detailed description of the new accounting standards, please refer to Note 3 of the unaudited interim consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

Recent Accounting Pronouncements

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. For a detailed description of the future accounting standards, please refer to Note 4 of the unaudited interim consolidated financial statements.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company is currently in the process of completing its initial phase, comprised of a diagnostic process, which involves a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with IFRS. The identified differences will be analyzed and addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include: accounting policies, including choices among policies permitted under IFRS; information technology and data systems; internal control over financial reporting; disclosure controls and procedures, including investor relations and external communications plans; and business activities.

As the IFRS transition plan progresses, the Company will continue to report on the status of the transition plan and provide more detailed information of the impact on the key elements indicated above.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $39.4 million, along with $0.2 million relating to management fees for the three months ended April 5, 2009. As at April 5, 2009, we had an outstanding payable to Frontier of $21.0 million.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 5, 2008 was included in the 2008 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 5, 2008. There have been no material changes in internal control over financial reporting since October 5, 2008.

RISKS AND UNCERTAINTIES

In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or business, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

The risks described in our 2008 Annual MD&A included discussions relating to the following important factors:

  Our ability to implement our strategies and plans;
  Our industry is competitive;
  Our industry is affected by general economic conditions;
  Our customers do not commit to purchase minimum quantities;
  Our production volume may differ from market demand;
  Our success depends on our ability to anticipate evolving consumer preferences and trends;
  We rely on a relatively small number of significant customers;
  The price of the raw materials we buy is prone to significant fluctuations;
  We rely on key suppliers;
  We are subject to international trade regulation;
  We currently pay income tax at a comparatively low effective rate, which could change in the future;
  Our operations are subject to climate, political, social and economic risks;
  Our operations are subject to environmental regulation;
  Our business operations significantly rely on our information systems;
  Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations;
  We may suffer negative publicity if we, or our third party contractors, are found to have violated labour laws or engage in labour and other business practices that are viewed as unethical; and
  We depend on key management.

For a more detailed discussion of these potential business risks, readers should review the “Risks and Uncertainties” section of the 2008 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission as well as our first quarter interim reports similarly filed.

Update to the Description of Risks and Uncertainties

The following is an update to the description of risks contained in the section entitled “Risks and Uncertainties” of the Gildan 2008 MD&A.

We are subject to consumer product safety laws

Certain of our products sold in the U.S. are subject to the requirements imposed by the recently enacted Consumer Product Safety Improvement Act (CPSIA). Recent amendments to the CPSIA require independent testing and general conformity certification for levels of lead and other harmful content in products intended for children 12 and under, and also require the placement of tracking labels on such products. While we currently believe we are in compliance with the new product requirements regarding harmful content in products set forth in the CPSIA, we are currently in the process of evaluating the tracking label requirements which are expected to come into effect on August 14, 2009. Several companies and coalition groups recently submitted comments on the new tracking label requirements to the Consumer Product Safety Commission and have requested a twelve-month stay of enforcement until there is a better framework and understanding of the new requirements. The Consumer Product Safety Commission is expected to make its decision on the stay of enforcement on May 13, 2009. There can be no assurance that Gildan will be fully compliant by August 14, 2009. Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in fines and penalties. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. The extent of our liability, if any, for past failure to comply with the requirements set forth in the CPSIA applicable to our operations cannot be reasonably determined.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 8, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Q2 2009	Q2 2008	YTD 2009	YTD 2008
(in $ millions, except per share amounts)		Recast(1)		Recast(1)
Net sales	244.8	293.8	428.8	544.2
Cost of sales	206.1	209.2	351.2	394.1
Gross profit	38.7	84.6	77.6	150.1
Selling, general and administrative expenses	31.0	34.6	64.4	66.3
Restructuring and other charges	0.1	0.8	1.1	1.6
Operating income	7.6	49.2	12.1	82.2
Financial expense, net	-	3.6	0.2	6.3
Non-controlling interest in consolidated joint venture	0.1	(0.1)	(0.3)	0.2
Earnings before income taxes	7.5	45.7	12.2	75.7
Income taxes	0.4	3.6	0.8	5.6
Net earnings and comprehensive income	7.1	42.1	11.4	70.1
Adjustments for:
Restructuring and other charges(2)	0.1	0.8	1.1	1.6
Adjusted net earnings	7.2	42.9	12.5	71.7
Basic EPS (3)	0.06	0.35	0.09	0.58
Diluted EPS (3)	0.06	0.35	0.09	0.58
Adjusted diluted EPS	0.06	0.35	0.10	0.59

Certain minor rounding variances exist between the financial statements and this summary.

(1)

Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements and the changes to classifications in the statement of earnings and comprehensive income as discussed on page 5.

(2)	Adjustment to remove restructuring and other charges and the income tax effect thereon. See page 8.
(3)	Quarterly EPS may not add to year-to-date EPS due to rounding.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as discussed on page 8, as well as the non-controlling interest in consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2009	Q2 2008	YTD 2009	YTD 2008
		Recast(1)		Recast(1)
Net earnings	7.1	42.1	11.4	70.1
Restructuring and other charges (2)	0.1	0.8	1.1	1.6
Depreciation and amortization	16.2	14.6	32.1	27.0
Variation in depreciation included in inventories	(1.0)	(0.8)	(5.4)	(2.2)
Interest, net	0.4	2.1	1.4	4.9
Income tax expense	0.4	3.6	0.8	5.6
Non-controlling interest of consolidated joint venture	0.1	(0.1)	(0.3)	0.2
EBITDA	23.3	62.3	41.1	107.2

Certain minor rounding variances exist between the financial statements and this summary.

(1)	Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
(2)	See page 8.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2009	Q2 2008	YTD 2009	YTD 2008
Cash flows (used in) from operating activities	(49.4)	24.3	(33.5)	127.7
Cash flows used in investing activities	(11.5)	(24.6)	(23.6)	(193.8)
Adjustments for:
Business acquisitions	-	-	-	126.8
Restricted cash (received) paid related to acquisition	(1.1)	-	(2.0)	10.0
Free cash flow	(62.0)	(0.3)	(59.1)	70.7
Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q2 2009	Q4 2008	Q2 2008
Current portion of long-term debt	2.9	3.6	4.1
Long-term debt	118.6	49.4	142.2
Total indebtedness	121.5	53.0	146.3
Cash and cash equivalents	(24.0)	(12.4)	(29.3)
Net indebtedness	97.5	40.6	117.0
Certain minor rounding variances exist between the financial statements and this summary.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2008 Annual MD&A, as subsequently updated in our first quarter 2009 interim MD&A and this interim MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;
  the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate;
  the intensity of competitive activity;
  changes in environmental, tax, trade, employment, consumer product safety and other laws and regulations;
  our ability to implement our strategies and plans;
  our ability to complete and successfully integrate acquisitions;
  our reliance on a small number of significant customers;
  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;
  the fact that our customers do not commit to minimum quantity purchases;
  the seasonality of our business;
  our ability to attract and retain key personnel;
  our reliance on computerized information systems;
  changes in accounting policies and estimates; and
  disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 13, 2009

QUARTERLY SHAREHOLDER REPORT – Q2 2009 P.22

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of US dollars)

	April 5, 2009	October 5, 2008	March 30, 2008
	(unaudited)	(audited)	(unaudited)
		(Recast-note 3)	(Recast-note 3)
Current assets:
Cash and cash equivalents	$23,968	$12,357	$29,311
Accounts receivable	176,633	222,158	185,788
Inventories (note 5)	379,915	316,172	300,057
Prepaid expenses and deposits	8,630	10,413	8,989
Future income taxes	-	-	3,763
	589,146	561,100	527,908

Property, plant and equipment	429,752	436,516	424,002
Intangible assets	58,355	59,954	64,926
Other assets	13,085	17,277	17,863
Assets held for sale (note 8)	11,591	10,497	12,681
Goodwill	6,709	6,709	-
Future income taxes	8,615	9,283	10,489

Total assets	$1,117,253	$1,101,336	$1,057,869

Current liabilities:
Accounts payable and accrued liabilities	$122,975	$155,669	$123,436
Income taxes payable	14,947	46,627	8,190
Current portion of long-term debt	2,898	3,556	4,129
	140,820	205,852	135,755

Long-term debt	118,585	49,448	142,206
Future income taxes	26,187	27,331	39,538
Non-controlling interest in consolidated joint venture	6,885	7,162	7,104

Contingencies (note 12)

Shareholders' equity:
Share capital	92,439	89,377	88,796
Contributed surplus	5,461	6,728	5,311

Retained earnings	700,628	689,190	612,911
Accumulated other comprehensive income	26,248	26,248	26,248
	726,876	715,438	639,159
	824,776	811,543	733,266

Total liabilities and shareholders' equity	$1,117,253	$1,101,336	$1,057,869

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.23

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	April 5, 2009	March 30, 2008	April 5, 2009	March 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Recast-notes 1 and 3)		(Recast-notes 1 and 3)
Net sales	$244,807	$293,763	$428,802	$544,220
Cost of sales	206,070	209,214	351,175	394,100
Gross profit	38,737	84,549	77,627	150,120
Selling, general and administrative expenses	30,942	34,593	64,421	66,291
Restructuring and other charges (note 8)	143	817	1,068	1,640
Operating income	7,652	49,139	12,138	82,189
Financial expense, net (note 11(a))	21	3,579	210	6,318
Non-controlling interest in consolidated joint venture	112	(119)	(277)	172
Earnings before income taxes	7,519	45,679	12,205	75,699
Income taxes	430	3,548	767	5,628
Net earnings and comprehensive income	$7,089	$42,131	$11,438	$70,071

Basic EPS (note 9)	$0.06	$0.35	$0.09	$0.58
Diluted EPS (note 9)	$0.06	$0.35	$0.09	$0.58

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.24

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Three months ended		Six months ended
	April 5, 2009	March 30, 2008	April 5, 2009	March 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Recast-note 3)		(Recast-note 3)
Cash flows from (used in) operating activities:
Net earnings	$7,089	$42,131	$11,438	$70,071
Adjustments for:
Depreciation and amortization (note 10(b))	16,238	14,631	32,125	27,012
Variation of depreciation included in inventories (note 10(b))	(1,001)	(746)	(5,416)	(2,167)
Restructuring charges (recovery) related to assets held for sale and property, plant and equipment	15	(39)	15	(328)
Loss on disposal of assets held for sale and property, plant and equipment	344	67	365	126
Stock-based compensation costs	591	806	1,338	1,484
Future income taxes	(181)	(280)	(359)	(1,515)
Non-controlling interest	112	(119)	(277)	172
Unrealized net (gain) loss on foreign exchange and financial derivatives	(702)	1,254	(1,926)	1,015
	22,505	57,705	37,303	95,870
Changes in non-cash working capital balances:
Accounts receivable	(77,774)	(33,477)	41,961	49,870
Inventories	7,464	(4,770)	(58,327)	(14,504)
Prepaid expenses and deposits	(80)	(214)	1,783	340
Accounts payable and accrued liabilities	636	2,587	(30,132)	(8,919)
Income taxes payable	(2,189)	2,507	(26,124)	5,075
	(49,438)	24,338	(33,536)	127,732

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term credit facility	71,000	17,000	71,000	88,000
Decrease in bank indebtedness	-	-	-	(1,261)
Increase in other long-term debt	8	1,952	44	3,513
Repayment of other long-term debt	(770)	(3,437)	(2,565)	(4,838)
Proceeds from the issuance of shares	187	333	457	609
	70,425	15,848	68,936	86,023

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(13,401)	(25,868)	(27,064)	(60,018)
Acquisition of V.I. Prewett & Son, Inc.	-	-	-	(126,819)
Restricted cash related to acquisition	1,097	-	2,036	(10,000)
Proceeds on disposal of assets held for sale	420	693	632	1,114
Net decrease in other assets	423	586	799	1,967
	(11,461)	(24,589)	(23,597)	(193,756)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	65	116	(192)	62

Net increase in cash and cash equivalents during the period	9,591	15,713	11,611	20,061

Cash and cash equivalents, beginning of period	14,377	13,598	12,357	9,250

Cash and cash equivalents, end of period	$23,968	$29,311	$23,968	$29,311

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.25

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders' Equity
Six months ended April 5, 2009 and March 30, 2008
(in thousands or thousands of US dollars)

				Accumulated other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007, as previously reported	120,419	$88,061	$3,953	$26,248	$545,388	$663,650

Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(2,548)	(2,548)

Balance, September 30, 2007, as recast	120,419	88,061	3,953	26,248	542,840	661,102

Stock-based compensation related to stock options and Treasury restricted share units	-	-	1,484	-	-	1,484

Shares issued under employee share purchase plan	9	314	-	-	-	314

Shares issued pursuant to exercise of stock options	39	295	-	-	-	295

Shares issued pursuant to exercise of Treasury restricted share units	8	126	(126)	-	-	-

Net earnings, recast (note 3)	-	-	-	-	70,071	70,071

Balance, March 30, 2008, as recast (unaudited)	120,475	$88,796	$5,311	$26,248	$612,911	$733,266

	Share capital			Accumulated other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 5, 2008, as previously reported	120,536	$89,377	$6,728	$26,248	$689,980	$812,333

Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(790)	(790)

Balance, October 5, 2008, as recast	120,536	89,377	6,728	26,248	689,190	811,543

Stock-based compensation related to stock options and Treasury restricted share units	-	-	1,338	-	-	1,338

Shares issued under employee share purchase plan	33	444	-	-	-	444

Shares issued pursuant to exercise of stock options	6	13	-	-	-	13

Shares issued pursuant to exercise of Treasury restricted share units	311	2,605	(2,605)	-	-	-

Net earnings	-	-	-	-	11,438	11,438

Balance, April 5, 2009 (unaudited)	120,886	$92,439	$5,461	$26,248	$700,628	$824,776

See accompanying notes to interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended April 5, 2009)
(Tabular amounts in thousands or thousands of US dollars, except share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 5, 2008.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

All amounts in the attached notes are unaudited unless specifically identified.

Statement of earnings classification:

Effective the first quarter of fiscal 2009, the Company changed certain classifications of its Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is included in Cost of sales. The remaining depreciation and amortization expense has been reclassified to Selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, the Company reclassified certain other items in its Statement of Earnings and Comprehensive Income. Outbound freight, previously classified within Selling, general and administrative expenses, is now reported within Cost of sales. Also, a new caption is now presented for Financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts) were previously included in Cost of sales. Other financial charges were previously reflected in Selling, general and administrative expenses. These changes in classification have resulted in a decrease of $15.1 million and $2.0 million in Gross profit and Selling, general and administrative expenses, respectively, compared to the amounts previously reported for the second quarter of fiscal 2008. The decrease of $15.1 million in Gross profit is due to reclassifications of $11.6 million of depreciation and amortization expense, $4.8 million of outbound freight and $1.3 million of foreign exchange loss and other financial income. For the six months ended March 30, 2008 these changes in classification have resulted in a decrease of $28.5 million and $2.9 million in gross profit and selling, general and administrative expenses, respectively compared to the amounts previously reported. The decrease of $28.5 million in gross profit is due to reclassifications of $21.1 million of depreciation and amortization expense, $8.4 million of outbound freight and $1.0 million of foreign exchange loss and other financial income. There has been no impact on net earnings as a result of these changes in classification.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3 below and the Statement of earnings classification changes in Note 1 above, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements for the year ended October 5, 2008.

3. Adoption of new accounting standards:

Inventories:

Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, which replaces Section 3030, Inventories, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section, which was issued in June 2007, provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. The Company compared the requirements of this new Section with its current measurement and determination of costs and concluded that the new Section did not have a significant impact on the results of operations. The Company previously included and will continue to include the amount of depreciation related to manufacturing activities as a component of the cost of inventories. However, the new Section requires depreciation expense related to inventories which have been sold to be presented in Cost of sales. As a result, effective the first quarter of fiscal 2009, depreciation expense related to manufacturing activities has been reclassified to Cost of sales. See the section, Statement of earnings classification, in Note 1 above and Note 5 for the new disclosure requirements related to the adoption of Section 3031.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Adoption of new accounting standards (continued):

General Standards of Financial Statement Presentation:

Effective the commencement of its 2009 fiscal year, the Company adopted the amendment of CICA Handbook Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of the amended Section did not have an impact on the interim consolidated financial statements of the Company.

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to interim and annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, is an increase of $0.4 million and $0.9 million in net earnings for the three months and the six months ended March 30, 2008, respectively, with no change in the reported basic earnings per share and an increase of $0.01 per share in diluted earnings per share for the three months ended March 30, 2008. The reported basic and diluted earnings per share for the six months ended March 30, 2008 increased by $0.01 per share. The adoption of this Section also resulted in a decrease of $0.8 million and $2.5 million in shareholders’ equity at October 5, 2008 and September 30, 2007, respectively.

Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Company for its second quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the interim consolidated financial statements of the Company.

4. New Accounting Pronouncements:

Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders' equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. Inventories:

Inventories were comprised of the following:

	April 5, 2009	October 5, 2008	March 30, 2008
Raw materials and spare parts inventories	$44,693	$59,742	$49,626
Work in process	29,152	29,086	32,119
Finished goods	306,070	227,344	218,312
Total	$379,915	$316,172	$300,057

The amount of inventory recognized as an expense and included in Cost of sales for the three months ended April 5, 2009 was $202.7 million (2008 - $204.4 million), which included an expense of $0.5 million (2008 - $2.6 million), related to the write-down of slow-moving inventory. The amount of inventory recognized as an expense and included in Cost of sales for the six months ended April 5, 2009 was $345.6 million (2008 - $385.7 million), which included an expense of $1.0 million (2008 - $4.3 million) related to the write-down of slow-moving inventory.

6. Stock-based compensation:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“Non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

	Number	Weighted average
	(in thousands)	exercise price
		(in Canadian dollars)
Options outstanding, October 5, 2008	878	$14.23
Granted	233	23.48
Exercised	(6)	2.90
Forfeited	(27)	31.81
Options outstanding, April 5, 2009	1,078	$15.85

As at April 5, 2009, 651,617 outstanding options were exercisable at the weighted average price of CA$7.72. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the six months ended April 5, 2009 was $9.24.

Changes in outstanding Treasury RSUs were as follows:

	Number	Weighted average
	(in thousands)	fair value per unit
Treasury RSUs outstanding, October 5, 2008	979	$17.43
Granted	153	10.79
Settled through the issuance of common shares	(311)	8.38
Forfeited	(58)	25.24
Treasury RSUs outstanding, April 5, 2009	763	$19.20

As at April 5, 2009, none of the awarded and outstanding Treasury RSUs were vested.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-based compensation (continued):

The compensation expense recorded for the three months ended April 5, 2009 was $0.6 million (2008 - $0.8 million), in respect of the Treasury RSUs and stock options. The compensation expense recorded for the six months ended April 5, 2009 was $1.3 million (2008  - $1.5 million), in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

Number
(in thousands)
Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(2)
Forfeited	(10)
Non-Treasury RSUs outstanding, April 5, 2009	193

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount will be based on the Company’s stock price at the vesting date. As at April 5, 2009, the weighted average fair value per non-Treasury RSU was $9.50. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As at April 5, 2009, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense recorded for the three months ended April 5, 2009 was nil (2008 - $0.2 million) in respect of the non-Treasury RSUs. The compensation (recovery) expense recorded for the six months ended April 5, 2009 was $(0.2) million (2008 - $0.5 million), in respect of the non-Treasury RSUs. The counterpart has been recorded in Accounts payable and accrued liabilities.

7. Guarantees:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 5, 2009, the maximum potential liability under these guarantees was $11.7 million, of which $4.4 million was for surety bonds and $7.3 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates up to fiscal 2010, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at April 5, 2009, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. Restructuring and other charges and assets held for sale:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Gain on disposal of long-lived assets	$(585)	$(39)	$(585)	$(328)
Asset impairment loss	600	-	600	-
Severance	128	-	453	-
Other exit costs	-	856	600	1,968
	$143	$817	$1,068	$1,640

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In addition, in the third and fourth quarters of fiscal 2008, the Company announced the planned consolidation of its Haiti sewing operation which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., respectively. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

Restructuring charges of $1.1 million in the first half of fiscal 2009 include $0.5 million of additional severance relating to the closures noted above, $0.6 million of other exit costs, mainly for the closure of the Haiti sewing facility, and an impairment in assets held for sale of $0.6 million relating to the closures noted above, less a gain of $0.6 million recognized on the disposal of the Haiti assets. Restructuring charges of $1.6 million in the first half of fiscal 2008 were composed of $1.9 million of other exit costs, primarily related to the closures noted above, including carrying and dismantling costs associated with assets held for sale less a gain of $0.3 million recognized on the disposal of assets held for sale.

Assets held for sale of $11.6 million as at April 5, 2009 (October 5, 2008 - $10.5 million; March 30, 2008 - $12.7 million) include property, plant and equipment at these various locations. The Company expects to incur additional carrying costs relating to these assets, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

9. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Basic earnings per share:
Basic weighted average number of common shares outstanding	120,799	120,464	120,686	120,446
Basic earnings per share	$0.06	$0.35	$0.09	$0.58
Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,799	120,464	120,686	120,446
Plus dilutive impact of stock options and Treasury RSUs	379	1,185	607	1,207
Diluted weighted average number of common shares outstanding	121,178	121,649	121,293	121,653
Diluted earnings per share	$0.06	$0.35	$0.09	$0.58

Excluded from the above calculation for the three months ended April 5, 2009 are 458,287 stock options (2008 – 124,825) and 483,806 Treasury RSUs (2008 – nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 5, 2009 are 462,581 stock options (2008 – 62,413) and 336,521 Treasury RSUs (2008 – nil) which were deemed to be anti-dilutive.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Other information:

(a)

Supplemental cash flow disclosure:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Cash paid during the period for:
Interest	$397	$2,230	$1,344	$5,056
Income taxes	2,156	1,421	26,170	2,338

		April 5, 2009	October 5, 2008	March 30, 2008
			(audited)
Balance of non-cash transactions:
Additions to property, plant and equipment included in Accounts payable and accrued liabilities		$96	$1,720	$1,194
Proceeds on disposal of long-lived assets in Other assets		1,112	1,382	1,637
Proceeds on disposal of long-lived assets in Accounts receivable		-	-	1,230
Business acquisition in Accounts payable and accrued liabilities		1,196	1,196	-

Non-cash ascribed value credited to share capital from issuance of Treasury RSUs		2,605	190	126

Cash and cash equivalents consist of:
Cash balances with banks		$18,825	$8,068	$24,723
Short-term investments, bearing interest at rates up to 0.44% at April 5, 2009, up to 2.22% at October 5, 2008 and up to 1.28% at March 30, 2008		5,143	4,289	4,588
		$23,968	$12,357	$29,311

(b) Depreciation and amortization:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Depreciation and amortization of property, plant and equipment and intangible assets	$16,238	$14,631	$32,125	$27,012
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	(1,001)	(746)	(5,416)	(2,167)
Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$15,237	$13,885	$26,709	$24,845
Consists of:
Depreciation of property, plant and equipment	$14,402	$13,140	$24,952	$23,351
Amortization of intangible assets	799	737	1,599	1,474
Amortization of deferred financing costs and other	36	8	158	20
Depreciation and amortization included in the interim consolidated statements of earnings and comprehensive income	$15,237	$13,885	$26,709	$24,845

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Other information (continued):

(c)

The Company recorded bad debt expense of $0.6 million (2008 – nil) for the three months ended April 5, 2009 and $2.4 million (2008 – nil) for the six months ended April 5, 2009. Bad debt expense is included in Selling, general and administrative expenses in the interim consolidated statements of earnings and comprehensive income.

(d)

The Company expensed $2.0 million (2008 - $1.4 million) in Cost of sales for the three months ended April 5, 2009, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations relating to employees located in the Caribbean Basin and Central America. The expense for the six months ended April 5, 2009 was $4.0 million (2008 - $2.8 million).

11. Financial instruments:

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at and for the three months and six months ended April 5, 2009, which is included in the Gildan Q2 2009 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange and interest rate swap contracts was determined using observable market inputs.

(a)

Financial expense, net:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Interest expense (i)	$437	$2,067	$1,367	$4,861
Bank and other financial charges	268	222	507	484
Foreign exchange (gain) loss (ii)	(684)	1,290	(1,664)	973
	$21	$3,579	$210	$6,318

(i) Interest expense:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Interest expense on long-term debt	$378	$2,108	$1,261	$5,063
Interest expense on short-term indebtedness	74	19	145	34
Interest income on held-for-trading financial assets	(11)	(63)	(31)	(243)
Interest income on loans and receivables	(20)	(20)	(40)	(40)
Other interest expense	16	23	32	47
	$437	$2,067	$1,367	$4,861

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in Other assets.

(ii) Foreign exchange (gain) loss:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
Gain relating to financial assets and liabilities, and income taxes payable	$(1,140)	$(1,925)	$(4,421)	$(1,401)
Unrealized (gain) loss relating to the fair value of forward foreign exchange contracts	(112)	2,877	2,730	2,029
Realized loss relating to forward foreign exchange contracts	568	338	27	345
	$(684)	$1,290	$(1,664)	$973

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Financial instruments (continued):

(b)

Forward foreign exchange contracts:

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at April 5, 2009 and October 5, 2008:

		Notional foreign	Average	Notional US	Carrying and fair value
April 5, 2009	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	33,480	0.8667	$29,016	$–	$(1,769)

		Notional foreign	Average	Notional US	Carrying and fair value
October 5, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	5,483	0.9302	$5,100	$–	$–
Buy EUR/Sell GPB	0-6 months	962	1.3740	1,322	–	–
Sell EUR/Buy USD	0-6 months	5,650	1.4591	8,244	472	–
Sell GBP/Buy USD	0-6 months	2,951	1.9177	5,659	457	–
				$20,325	$929	$–

(c)

Interest rate swap contracts:

During the second quarter of fiscal 2009, the Company entered into interest rate swap contracts to fix the variable portion (LIBOR excluding the applicable margin) on a portion of the borrowings under the revolving long-term credit facility. As at April 5, 2009, the interest rate swap contracts were reported at fair value. The fair value of these contracts is included in Accounts payable and accrued liabilities. Changes in the fair value of these contracts are included in earnings. The Company elected not to apply hedge accounting for these derivatives. The following table summarizes the outstanding interest rate swap contracts reflecting the applicable variable interest rates in effect as at April 5, 2009:

Notional principal amount	Maturity	Receive LIBOR interest rate	Pay fixed interest rate	Carrying and fair value
				Asset	Liability
$25,000	0-6 months	0.56%	0.80%	$–	$(8)
25,000	0-6 months	0.56%	0.82%	–	(23)
				$–	$(31)

12. Contingencies:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act and an amended complaint along with affidavit evidence for leave to pursue such statutory liability claims and class certification have been filed. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2009	2008	2009	2008
The company has three customers accounting for at least 10% of total net sales:
Company A	18.3%	13.8%	20.5%	18.2%
Company B	11.8%	8.3%	7.5%	6.9%
Company C	10.8%	22.5%	16.7%	21.9%

Net sales were derived from customers located in the following geographic areas:
United States	$223,154	$265,391	$392,784	$495,100
Canada	6,861	12,677	11,585	22,613
Europe and other	14,792	15,695	24,433	26,507
	$244,807	$293,763	$428,802	$544,220

Net sales by major product group:
Activewear and underwear	$180,851	$229,672	$296,694	$398,120
Socks	63,956	64,091	132,108	146,100
	$244,807	$293,763	$428,802	$544,220

		April 5, 2009	October 5, 2008	March 30, 2008
Property, plant and equipment by geographic area are as follows:			(audited)
Caribbean Basin and Central America		$328,324	$325,670	$321,347
United States		75,694	83,264	81,330
Canada and other		25,734	27,582	21,325
		$429,752	$436,516	$424,002

Goodwill and intangible assets relate to acquisitions located in the United States.

14. Measurement uncertainty:

The Company’s largest wholesale distributor customer, Broder Bros., Co. (“Broder”), has been seeking to undertake a restructuring of its debt financing whereby it intends to exchange at least 95% of its senior notes currently issued for new debt and equity. The expiration time of the exchange offer is at 11:59 p.m. EDT on May 14th, 2009, unless extended by Broder. Broder also announced that it is prepared to initiate a restructuring through the filing of a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the event that its debt restructuring is unsuccessful. As at May 13, 2009, the Company had a net accounts receivable balance from Broder of $12.4 million, all of which was current, compared to a net accounts receivable balance of $11.1 million as at April 5, 2009. These balances are net of accrued price discounts and volume rebates. It is currently management’s best estimate that these amounts will be collected, and accordingly, no allowance for doubtful accounts for this customer has been recorded. However, there is at this time considerable uncertainty regarding the ultimate outcome of Broder’s debt restructuring, which may have a significant impact on the Company’s ability to recover amounts owing from Broder. The Company will continuously review the carrying value of Broder’s accounts receivable balance as new developments arise, and in the event that the Company’s best estimate changes, a material charge to earnings may have to be recorded in the third quarter of fiscal 2009 in order to write down the carrying value of the accounts receivable balance.

15. Comparative figures:

Certain comparative figures have been reclassified in order to conform with the current period’s presentation.

QUARTERLY SHAREHOLDER REPORT - Q2 2009 P.35